UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

TransAct Technologies Incorporated
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

892918103
(CUSIP Number)

James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 660
Chevy Chase, MD  20815
(301) 656-8500
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2012
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes

CUSIP No. 892918103	13D/A	Page 2 of 7 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only)
Roumell Asset Management, LLC 52-2145132
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization	Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	66,300*
8	Shared Voting Power	751,380**
9	Sole Dispositive Power	66,300*
10	Shared Dispositive Power	751,380**
11	Aggregate Amount Beneficially Owned by Each Reporting Person
817,680
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(See Instructions)	Not Applicable
13	Percent of Class Represented by Amount in Row (11) 9.3%***

14	Type of Reporting Person	IA

*      These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment advisor to the Roumell Opportunistic Value Fund (the “Fund”).

**    These shares are deemed to be owned beneficially by Roumell Asset Management, LLC (“RAM”) solely as a result of its discretionary power over such shares as investment adviser to its clients.

*** The denominator is based on 8,786,559 shares of common stock outstanding as of July 31, 2012, as stated on the facing page of the Form 10-Q for the quarter ended June 30, 2012 (the “Form 10-Q”) filed by Transact Technologies Incorporated.

CUSIP No. 892918103	13D/A	Page 3 of 7 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only)
James C. Roumell
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	PF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	76,630*
8	Shared Voting Power	751,380**
9	Sole Dispositive Power	76,630*
10	Shared Dispositive Power	751,380**
11	Aggregate Amount Beneficially Owned by Each Reporting Person
828,010
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(See Instructions)	Not Applicable
13	Percent of Class Represented by Amount in Row (11)
9.4%
14	Type of Reporting Person	IN

*      Includes 66,300 shares held by the Fund.

**    Roumell is the President of RAM and holds a controlling percentage of its outstanding voting securities and, as result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares beneficially owned by RAM.

*** The denominator is based on 8,786,559 shares of common stock outstanding as of July 31, 2012, as stated on the facing page of the Form 10-Q filed by Transact Technologies Incorporated.

CUSIP No. 892918103	13D/A	Page 4 of 7 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

Roumell Asset Management is a registered investment adviser under the Investment Advisers Act of 1940.  Roumell Asset Management directed client accounts as to which it had discretionary authority to purchase, for the clients’ benefit and in the clients’ names (or in street name) shares of common stock of TransAct Technologies Incorporated (the “Issuer”).  The aggregate purchase price was $6,721,507, inclusive of brokerage commissions.  The sources of funding for these purchases were individual client funds.

Roumell Asset Management is the sole investment advisor to the Roumell Opportunistic Value Fund (the “Fund”), an investment company registered under the Investment Company Act of 1940.   As investment advisor to the Fund, Roumell Asset Management caused the Fund to purchase 66,300 shares of common stock of the Issuer.  The aggregate purchase price was $752,011, inclusive of brokerage commissions.  The sources of funding for these purchases were proceeds from the sale of Fund shares.

Mr. Roumell purchased 10,330 shares of common stock for an aggregate purchase price of $93,834, inclusive of brokerage commissions.  The source of funding for these purchases was funds in his retirement account.

Item 4.  Purpose of Transaction.

Roumell Asset Management, LLC and James C. Roumell (the “Reporting Persons”) acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity.  The Reporting Persons recently discovered that, as of October 18, 2012, sales and account transfers had exceeded one percent of the outstanding shares of common stock of the Issuer.

As previously disclosed, as of January 9, 2012, the Reporting Persons decided to attempt to discuss factors contributing to the current undervaluation of the Issuer’s stock and new strategies to create and maximize value for the Issuer’s stockholders directly with the Issuer’s management and board of directors.  Accordingly, the Reporting Persons sent a letter, dated January 11, 2012, to the Issuer’s board of directors.  A copy of this letter was filed with the original Schedule 13D on January 11, 2012 (the “Original 13D”) as Exhibit 7.02.

As disclosed in the Original 13D, the Reporting Persons also reserved the right to enter into discussions with third parties that may be interested in acquiring the Issuer or may propose matters directly to the Issuer’s stockholders.  Mr. Roumell had discussions with third parties, although neither Mr. Roumell nor, to the Reporting Persons’ knowledge, any such third party, have any plans or proposals with respect to transactions involving Issuer.  Based on these discussions and other factors described in a letter dated April 10, 2012, the Reporting Persons sent a second letter to the Issuer’s Board of Directors.  A copy of the second letter was filed with Amendment No. 1 on Schedule 13D/A (“Amendment No. 1”) as Exhibit 7.03.  After six months of inaction by the Issuer and its Board of Directors, the Reporting Persons felt compelled to send another letter to the Board of Directors.  A copy of this letter is being filed as Exhibit 7.04 to this Schedule 13D/A.  The contents of this letter are incorporated herein by reference.

The Reporting Persons have no current intention to purchase additional securities of the Issuer.  The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer and may from time to time, in the ordinary course of business, dispose of all or any portion of the shares of Issuer common stock beneficially owned by them depending on market conditions and other factors.  In addition, Roumell Asset Management is required to sell or transfer shares of the Issuer’s common stock from time to time to accommodate client requests.  Any sales of the Issuer’s common stock may be in the open market, privately negotiated transactions or otherwise.

CUSIP No. 892918103	13D/A	Page 5 of 7 Pages

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           See Items 11 and 13 of the cover pages of this Schedule 13D/A, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock owned by each of the Reporting Persons.

(b)           See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D/A, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of common stock.

The 66,300 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment advisor to the Fund. The 751,380 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser.  Mr. Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of Roumell Asset Management, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund.

The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on the 8,786,599 shares of common stock outstanding as of July 31, 2012, as stated on the facing page of the Form 10-Q for the quarter ended June 30, 2012 filed by the Issuer.

(c)           During the 60-day period ended November 7, 2012, Roumell Asset Management did not purchase any shares of the Issuer’s common stock but did conduct the following sales of the Issuer’s common stock.  Each of the below listed sales was executed to accommodate redemptions and for client tax planning and other personal purposes, and conducted in the open market for cash.  Sale prices exclude brokerage commissions paid.

Date	No. of Shares	Aggregate Sale Price
9/06/2012	550	$3,960.00
9/10/2012	700	$5,109.02
9/26/2012	670	$4,810.60
10/10/2012	7,400	$54,928.95
10/11/2012	560	$4,200.11
10/12/2012	320	$2,384.58
10/15/2012	950	$6,997.63

CUSIP No. 892918103	13D/A	Page 6 of 7 Pages

Date	No. of Shares	Aggregate Sale Price
10/18/2012	1,050	$7,980.00
10/19/2012	560	$4,247.82
10/22/2012	850	$6,488.50
10/23/2012	810	$6,075.00
10/25/2012	920	$7,001.20
11/01/2012	380	$2,903.81
11/06/2012	810	$6,072.89

The Fund and Mr. Roumell did not have any transactions in the Issuer’s common stock during the 60-day period ended November 7, 2012.

(d)           Roumell Asset Management’s advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 751,380 shares of the Issuer’s common stock.  Investors in the Fund have the right to receive or direct the receipt of dividends from the 66.300 shares of the Issuer’s common stock, but proceeds from the sale of such shares become assets of the Fund.   Mr. Roumell has the right, through his retirement account, to receive dividends from, or the proceeds from the sale of, the 10,330 shares of the Issuer’s common stock.

(e)           Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.01	Form of Roumell Asset Management, LLC Investment Advisory Agreement (incorporated by reference to Exhibit 7.01 of the Original 13D).

Exhibit 7.02	Letter to the Board of Directors of Transact Technologies Incorporated dated January 11, 2012 (incorporated by reference to Exhibit 7.02 of the Original 13D).

Exhibit 7.03	Letter to the Board of Directors of Transact Technologies Incorporated dated April 10, 2012 (incorporated by reference to Exhibit 7.02 of Amendment No. 1).

Exhibit 7.04	Letter to the Board of Directors of Transact Technologies Incorporated dated November 7, 2012.

Exhibit 7.05	Joint Filing Agreement by and among the Reporting Persons, dated January 11, 2012 (incorporated by reference to Exhibit 7.03 of the Original 13D).

CUSIP No. 892918103	13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Date: 11/7/12	By:	/s/ James C. Roumell
James C. Roumell

Roumell Asset Management, LLC

Date: 11/7/12	By:	/s/ James C. Roumell
James C. Roumell, President

Exhibit 7.04

November 7, 2012
Board of Directors
TransAct Technologies, Incorporated
One Hamden Center
2319 Whitney Avenue, Suite 3B
Hamden, CT 06518

Dear Members of the Board:

We urge the Board to immediately form a special committee and hire an investment banking firm to pursue a sale of TransAct Technologies, Inc.  We have had discussions with two companies that operate in a related industry to that of TransAct and that have, in the past, expressed an interest in discussing a potential transaction with TransAct.  We have not discussed or formulated any plans or proposals for TransAct with these companies, nor are we aware that these companies have any plans or proposals with respect to a strategic transaction with TransAct.  As a result of our discussions with these companies, it is our belief that neither company will pursue a hostile transaction and that neither company thinks the TransAct board is open to a friendly transaction.  We understand that one of these companies has approached TransAct in the past and was rebuffed.  We strongly believe buyers will emerge if the company initiates the process to put itself up for sale.

Bart Shuldman has been CEO of TransAct since June 1996. The company went public in August 1996 at a split adjusted share price of $5.67.  Under Mr. Shuldman’s direction, the stock has generated a total return of 34%, as compared to 207% for the Russell 2000 Index.  Mr. Shuldman has received total compensation, as reported in the company’s annual meeting proxy statements, of over $8.1 million in the aggregate over the last ten years, an amount equal to 40% of TransAct’s $20.5 million net earnings over that time period.  Adding in compensation paid to Steven DeMartino, President and Chief Financial Officer, TransAct’s top two executives have earned 59.4% of the company’s net earnings over the last ten years.  The median of Mr. Shuldman’s compensation as a percent of net earnings over the last five years is more than three times as much as the comparable figure for CEOs of the peer group of companies used by TransAct’s compensation committee.  According to Mr. Shuldman’s most recent Form 4 filing, he directly owns 32,442 shares of stock.  It is clear that Mr. Shuldman’s annual compensation has a far greater impact on his financial well-being than does his ownership of TransAct stock.  This seems to shed light on why Mr. Shuldman has insisted on pursuing a going concern strategy.  It is unclear why this Board has allowed this to go on for so long.

We believe there are substantial cost and revenue synergies that would be realized through consolidation.  We believe, therefore, that more value can be extracted from a strategic buyer than can be extracted by management operating TransAct on a stand-alone basis.
Mr. Shuldman has lost credibility with investors due to his history of overly promotional statements.  The poor return in TransAct stock this year, against a strong market backdrop, is indicative of the loss of this all important corporate currency.  The company is unlikely to receive a premium multiple because of its compromised standing in the investment community.  As a stark example of how Mr. Shuldman has lost credibility in the investment community, we offer the following summary progression of his comments regarding the company’s first software product.  All quotes are from Bart Shuldman derived from earnings call transcripts.

Third Quarter 2010

“We announced the introduction of the EPICENTRAL Print System, our first software product which we believe is a groundbreaking solution for casinos.”

Fourth Quarter 2010

“Our sales people are out closing orders now…We've got [EPICENTRAL] being tested and now we are out closing orders.”

First Quarter 2011

“We're very optimistic that the EPICENTRAL Print System will begin contributing to the top and bottom line in 2011 and our expectations remain high for the system in the coming years…The pipeline is quite big.”

Second Quarter 2011

“We believe this contract will be the first of many to come for the EPICENTRAL Print System and we should see the first contributions of revenue from the system in the third quarter… Our expectations for the EPICENTRAL Print System remain as high as ever…[The pipeline] has not changed; if anything it has gotten better. We're working to close the deals. I can tell you that a lot of the casinos have put it into their budget for next year.”

Third Quarter 2011

“We remain as positive and excited about the opportunity for significant revenue growth from our EPICENTRAL Print System as we have ever been… We look forward to many more installations of EPICENTRAL Print System in the near future.”

In late 2011 Mr. Shuldman began backing away from his bullish tone from previous calls, stating “the sales cycle is a bit longer than we thought it would be…we think the sales cycle for EPICENTRAL is in that 12 to 18 month range.”  On the second quarter 2012 earnings conference call, Mr. Shuldman backed away further from EPICENTRAL in response to our questioning whether the product would turn out to be as successful as the company originally anticipated.  Mr. Shuldman stated, “I think it's wrong to hold on to EPICENTRAL as the only success criteria for TransAct.”

TransAct executives mentioned “EPICENTRAL” 65 times on earnings conference calls between November 2010 and November 2011.  Contrary to Mr. Shuldman’s comments on the first and second quarter 2011 conference calls, EPICENTRAL contributed nothing to 2011 revenue and earnings.  Currently, the company has one paying EPICENTRAL customer.

In 2011, as he was hyping EPICENTRAL, Mr. Shuldman sold 130,750 shares of TransAct stock at an average price of $9.90 for nearly $1.3 million in proceeds.  None of these proceeds have been reinvested in TransAct stock, other than through the exercise of stock options, even as the stock has declined substantially from his $9.90 average sale price.

This is far from the first time Mr. Shuldman has issued grandiose statements about the company’s future prospects, only to have the results fall well short of his statements.  In the year-end 2004 earnings release, Mr. Shuldman stated, “we expect…a doubling of revenue and a tripling of diluted earnings per share from 2004 to 2008.  Overall, we expect revenues for 2005 will be in the range of $70 million to $74 million, with net income in the range of $0.58 to $0.65 per share.”  Actual 2005 revenue and earnings per share were $51 million and $0.04, respectively.  Based on its 2004 revenue and earnings, its goal by 2008 was revenue of $120 million and earnings per share of $1.53.  More than seven years later,

TransAct has failed to achieve any of the goals stated in that 2004 earnings release.  The $0.51 of earnings per share generated in 2004 still remains the highest in the company’s history, and those earnings were helped by extremely favorable industry dynamics with the emergence of ticket-in, ticket-out slot machines and unfettered casino capital spending budgets.  In the twelve months prior to TransAct’s year-end 2004 earnings release, Mr. Shuldman sold 79,900 shares for over $1.7 million of proceeds.  During the following twelve months, the stock declined 44%.

Although TransAct’s recently announced food safety products appear interesting, they do not resolve the company’s fundamental challenges.  The company’s history of over-promising and under-delivering restrains our enthusiasm for these new products, and imparts skepticism that the results over the next few years will be much different than the last few years.  Mr. Shuldman’s salesmanship in lieu of actual results cannot be tolerated any longer.  We have been contacted by other TransAct shareholders who share our dissatisfaction with the company’s performance in general and Mr. Shuldman’s performance in particular.  We don’t intend to act in concert with any other TransAct shareholder, but it is absolutely imperative that other shareholders register their opinions with the Board.  We urge shareholders to copy us on their communications with the Board.  My email and mailing addresses are below.  For those shareholders who manage money on behalf of clients, given the information we have presented in this letter, we believe it would be difficult not to voice your opinions to the Board and still claim fiduciary responsibility to your clients.

It is important to note that, since the founding of our asset management business 14 years ago, Roumell Asset Management has been a patient and passive investor in all of our holdings.  This is the first time we have ever called for the sale of a company.  We so strongly believe that maximum value in this situation can only be created through a sale of the company that we felt compelled to actively advocate for such a transaction for the benefit of our investors and all TransAct shareholders.

Sincerely,

/s/ James C. Roumell

James C. Roumell

jroumell@roumellasset.com
Roumell Asset Management
2 Wisconsin Circle, Suite 660
Chevy Chase, MD  20815